# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Kennedy-Wilson Holdings, Inc., CIK 0001408100
CUSIP: 489398107
Title of class of securities: Common Stock, $0.0001 Par Value
Address of issuer's principal executive offices: 151 S El Camino Drive, Beverly Hills, California (CA), 90212
Date of event which requires filing of this statement: 02/16/2026
Amends the filing with accession number 0001104659-22-115972
Filed by CIK 0000915191
Persons authorized to receive notices and communications: Peter Clarke, President, COO, Fairfax Financial Holdings Limited, 95 Wellington Street West, Suite 800, Toronto, Ontario, Ontario Canada (A6), M5J 2N7, (416) 367-4941; Sean J. Skiffington, Allen Overy Shearman Sterling US LLP, Commerce Court West, 199 Bay Street, Toronto, Ontario, Ontario Canada (A6), M5L 1E8, (416) 360-8484; Ryan E. Robski, Allen Overy Shearman Sterling US LLP, Commerce Court West, 199 Bay Street, Toronto, Ontario, Ontario Canada (A6), M5L 1E8, (416) 360-8484

## Reporting persons
- V. PREM WATSA: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 30,951,179; sole dispositive power 0; shared dispositive power 30,951,179; aggregate amount beneficially owned 30,951,179 (19.9% of the class)
  Comment: Shares beneficially owned by the Reporting Persons are held or issuable to pursuant to warrants. Certain of the warrants are subject to a limitation on a holder's right to exercise such warrants and receive Shares that results in beneficial ownership in excess of 19.9% of the then-outstanding Shares or the voting power thereof, unless and until the requisite shareholder approval is obtained. As a result of such restriction, the Reporting Persons are deemed to beneficially own only 30,951,179 Shares. Without giving effect to such restriction, the Reporting Persons would be deemed to beneficially own 38,703,549 Shares, representing approximately 23.7% of the outstanding Shares on an as-converted basis.
- THE SECOND 810 HOLDCO LTD: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 30,951,179; sole dispositive power 0; shared dispositive power 30,951,179; aggregate amount beneficially owned 30,951,179 (19.9% of the class)
  Comment: Shares beneficially owned by the Reporting Persons are held or issuable to pursuant to warrants. Certain of the warrants are subject to a limitation on a holder's right to exercise such warrants and receive Shares that results in beneficial ownership in excess of 19.9% of the then-outstanding Shares or the voting power thereof, unless and until the requisite shareholder approval is obtained. As a result of such restriction, the Reporting Persons are deemed to beneficially own only 30,951,179 Shares. Without giving effect to such restriction, the Reporting Persons would be deemed to beneficially own 38,703,549 Shares, representing approximately 23.7% of the outstanding Shares on an as-converted basis.
- THE SECOND 1109 HOLDCO LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 30,951,179; sole dispositive power 0; shared dispositive power 30,951,179; aggregate amount beneficially owned 30,951,179 (19.9% of the class)
  Comment: Shares beneficially owned by the Reporting Persons are held or issuable to pursuant to warrants. Certain of the warrants are subject to a limitation on a holder's right to exercise such warrants and receive Shares that results in beneficial ownership in excess of 19.9% of the then-outstanding Shares or the voting power thereof, unless and until the requisite shareholder approval is obtained. As a result of such restriction, the Reporting Persons are deemed to beneficially own only 30,951,179 Shares. Without giving effect to such restriction, the Reporting Persons would be deemed to beneficially own 38,703,549 Shares, representing approximately 23.7% of the outstanding Shares on an as-converted basis.
- THE SIXTY TWO INVESTMENT COMPANY LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 30,951,179; sole dispositive power 0; shared dispositive power 30,951,179; aggregate amount beneficially owned 30,951,179 (19.9% of the class)
  Comment: Shares beneficially owned by the Reporting Persons are held or issuable to pursuant to warrants. Certain of the warrants are subject to a limitation on a holder's right to exercise such warrants and receive Shares that results in beneficial ownership in excess of 19.9% of the then-outstanding Shares or the voting power thereof, unless and until the requisite shareholder approval is obtained. As a result of such restriction, the Reporting Persons are deemed to beneficially own only 30,951,179 Shares. Without giving effect to such restriction, the Reporting Persons would be deemed to beneficially own 38,703,549 Shares, representing approximately 23.7% of the outstanding Shares on an as-converted basis.
- FAIRFAX FINANCIAL HOLDINGS LIMITED (CIK 0000915191): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 30,951,179; sole dispositive power 0; shared dispositive power 30,951,179; aggregate amount beneficially owned 30,951,179 (19.9% of the class)
  Comment: Shares beneficially owned by the Reporting Persons are held or issuable to pursuant to warrants. Certain of the warrants are subject to a limitation on a holder's right to exercise such warrants and receive Shares that results in beneficial ownership in excess of 19.9% of the then-outstanding Shares or the voting power thereof, unless and until the requisite shareholder approval is obtained. As a result of such restriction, the Reporting Persons are deemed to beneficially own only 30,951,179 Shares. Without giving effect to such restriction, the Reporting Persons would be deemed to beneficially own 38,703,549 Shares, representing approximately 23.7% of the outstanding Shares on an as-converted basis.
- FFHL GROUP LTD. (CIK 0001275984): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 29,248,389; sole dispositive power 0; shared dispositive power 29,248,389; aggregate amount beneficially owned 29,248,389 (18.8% of the class)
- FAIRFAX (US) INC (CIK 0001275996): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 21,601,039; sole dispositive power 0; shared dispositive power 21,601,039; aggregate amount beneficially owned 21,601,039 (13.9% of the class)
- ODYSSEY GROUP HOLDINGS, INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 12,156,496; sole dispositive power 0; shared dispositive power 12,156,496; aggregate amount beneficially owned 12,156,496 (7.8% of the class)
- ODYSSEY REINSURANCE CO (CIK 0001243947): type of reporting person: corporation (CO); citizenship or place of organization: Connecticut (CT); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 12,028,530; sole dispositive power 0; shared dispositive power 12,028,530; aggregate amount beneficially owned 12,028,530 (7.7% of the class)
- NEWLINE HOLDINGS UK LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 434,783; sole dispositive power 0; shared dispositive power 434,783; aggregate amount beneficially owned 434,783 (0.3% of the class)
- NEWLINE CORPORATE NAME LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 434,783; sole dispositive power 0; shared dispositive power 434,783; aggregate amount beneficially owned 434,783 (0.3% of the class)
- CRUM & FORSTER HOLDINGS CORP. (CIK 0001168338): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,641,526; sole dispositive power 0; shared dispositive power 4,641,526; aggregate amount beneficially owned 4,641,526 (3% of the class)
- UNITED STATES FIRE INSURANCE CO (CIK 0000101618): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,641,526; sole dispositive power 0; shared dispositive power 4,641,526; aggregate amount beneficially owned 4,641,526 (3% of the class)
- THE NORTH RIVER INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: New Jersey (NJ); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,320,763; sole dispositive power 0; shared dispositive power 2,320,763; aggregate amount beneficially owned 2,320,763 (1.5% of the class)
- TIG INSURANCE CO (CIK 0001276413): type of reporting person: corporation (CO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,952,086; sole dispositive power 0; shared dispositive power 2,952,086; aggregate amount beneficially owned 2,952,086 (1.9% of the class)
- RESOLUTION GROUP REINSURANCE (BARBADOS) LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Barbados (C8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,180,109; sole dispositive power 0; shared dispositive power 1,180,109; aggregate amount beneficially owned 1,180,109 (0.8% of the class)
- ZENITH NATIONAL INSURANCE CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 670,822; sole dispositive power 0; shared dispositive power 670,822; aggregate amount beneficially owned 670,822 (0.4% of the class)
- ZENITH INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 670,822; sole dispositive power 0; shared dispositive power 670,822; aggregate amount beneficially owned 670,822 (0.4% of the class)
- NORTHBRIDGE FINANCIAL CORPORATION: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,877,772; sole dispositive power 0; shared dispositive power 3,877,772; aggregate amount beneficially owned 3,877,772 (2.5% of the class)
- FAIRFAX (BARBADOS) INTERNATIONAL CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Barbados (C8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 616,903; sole dispositive power 0; shared dispositive power 616,903; aggregate amount beneficially owned 616,903 (0.4% of the class)
- WENTWORTH INSURANCE COMPANY LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Barbados (C8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 616,903; sole dispositive power 0; shared dispositive power 616,903; aggregate amount beneficially owned 616,903 (0.4% of the class)
- FAIRFAX UK HOLDINGS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,152,675; sole dispositive power 0; shared dispositive power 3,152,675; aggregate amount beneficially owned 3,152,675 (2% of the class)
- BRIT GROUP HOLDINGS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,152,675; sole dispositive power 0; shared dispositive power 3,152,675; aggregate amount beneficially owned 3,152,675 (2% of the class)
- BRIT INSURANCE HOLDINGS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,152,675; sole dispositive power 0; shared dispositive power 3,152,675; aggregate amount beneficially owned 3,152,675 (2% of the class)
- BRIT SYNDICATES LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,433,806; sole dispositive power 0; shared dispositive power 1,433,806; aggregate amount beneficially owned 1,433,806 (0.9% of the class)
- BRIT REINSURANCE (BERMUDA) LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,718,869; sole dispositive power 0; shared dispositive power 1,718,869; aggregate amount beneficially owned 1,718,869 (1.1% of the class)
- 1102952 B.C. UNLIMITED LIABILITY COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,838,257; sole dispositive power 0; shared dispositive power 8,838,257; aggregate amount beneficially owned 8,838,257 (5.7% of the class)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,838,257; sole dispositive power 0; shared dispositive power 8,838,257; aggregate amount beneficially owned 8,838,257 (5.7% of the class)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS I, LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,838,257; sole dispositive power 0; shared dispositive power 8,838,257; aggregate amount beneficially owned 8,838,257 (5.7% of the class)
- ALLIED WORLD ASSURANCE COMPANY, LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,838,257; sole dispositive power 0; shared dispositive power 8,838,257; aggregate amount beneficially owned 8,838,257 (5.7% of the class)
- ALLIED WORLD ASSURANCE HOLDINGS (IRELAND) LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,838,257; sole dispositive power 0; shared dispositive power 8,838,257; aggregate amount beneficially owned 8,838,257 (5.7% of the class)
- ALLIED WORLD ASSURANCE HOLDINGS (U.S.) INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,221,354; sole dispositive power 0; shared dispositive power 8,221,354; aggregate amount beneficially owned 8,221,354 (5.3% of the class)
- ALLIED WORLD INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: New Hampshire (NH); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,221,354; sole dispositive power 0; shared dispositive power 8,221,354; aggregate amount beneficially owned 8,221,354 (5.3% of the class)
- AW UNDERWRITERS INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,189,395; sole dispositive power 0; shared dispositive power 2,189,395; aggregate amount beneficially owned 2,189,395 (1.4% of the class)
- ALLIED WORLD SPECIALTY INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,189,395; sole dispositive power 0; shared dispositive power 2,189,395; aggregate amount beneficially owned 2,189,395 (1.4% of the class)
- ALLIED WORLD SURPLUS LINES INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 664,940; sole dispositive power 0; shared dispositive power 664,940; aggregate amount beneficially owned 664,940 (0.4% of the class)
- ALLIED WORLD ASSURANCE COMPANY (U.S.) INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 996,104; sole dispositive power 0; shared dispositive power 996,104; aggregate amount beneficially owned 996,104 (0.6% of the class)
- ALLIED WORLD ASSURANCE COMPANY (EUROPE) DAC: type of reporting person: corporation (CO); citizenship or place of organization: Ireland (L2); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 616,903; sole dispositive power 0; shared dispositive power 616,903; aggregate amount beneficially owned 616,903 (0.4% of the class)
- CRC REINSURANCE LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Barbados (C8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 616,903; sole dispositive power 0; shared dispositive power 616,903; aggregate amount beneficially owned 616,903 (0.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 Par Value
Name of issuer: Kennedy-Wilson Holdings, Inc.
Address of issuer's principal executive offices: 151 S El Camino Drive, Beverly Hills, California (CA), 90212
Comment:
Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 5 to Schedule 13D (this "Amendment No. 5") amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on December 8, 2023 (as amended and supplemented prior to the date hereof, the "Existing Schedule 13D" and, as amended and supplemented by this Amendment No. 5, the "Schedule 13D"). The class of securities to which this statement relates is the Common Stock, $0.0001 par value ("Shares"), of Kennedy-Wilson Holdings, Inc. ("Kennedy-Wilson"). The address of the principal executive offices of Kennedy-Wilson is 151 S El Camino Drive, Beverly Hills, CA 90212.

The following amendments to Items 2, 4, 5, 6 and 7 of the Existing Schedule 13D are hereby made:

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Existing Schedule 13D is hereby amended and restated in its entirety to read as follows:

"This statement is being jointly filed by the following persons (collectively, the "Reporting Persons"):

1. V. Prem Watsa, an individual, is a citizen of Canada, and is the Chairman and Chief Executive Officer of Fairfax Financial Holdings Limited. Mr. Watsa's business address is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

2. The Second 810 Holdco Ltd. ("810 Holdco"), a corporation incorporated under the laws of Canada, is controlled by V. Prem Watsa. 810 Holdco is an investment holding company. The principal business and principal office address of 810 Holdco is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

3. The Second 1109 Holdco Ltd. ("Holdco"), a corporation incorporated under the laws of Canada, is controlled by V. Prem Watsa. Holdco is an investment holding company. The principal business and principal office address of Holdco is 95 Wellington Street West, Suite 802, Toronto, Ontario, Canada, M5J 2N7;

4. The Sixty Two Investment Company Limited ("Sixty Two"), a corporation incorporated under the laws of British Columbia, is controlled by V. Prem Watsa. Sixty Two is an investment holding company. The principal business and principal office address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada, V6C 3L2;

5. Fairfax Financial Holdings Limited ("Fairfax") is a corporation incorporated under the laws of Canada. Fairfax is a holding company. The principal business and principal office address of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

6. FFHL Group Ltd. ("FFHL Group"), a corporation incorporated under the laws of Canada, is a wholly owned subsidiary of Fairfax. FFHL Group is a holding company. The principal business and principal office address of FFHL Group is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

7. Fairfax (Barbados) International Corp. ("Fairfax Barbados"), a corporation incorporated under the laws of Barbados, is a wholly owned subsidiary of Fairfax. The principal business of Fairfax Barbados is reinsurance. The principal business and principal office address of Fairfax Barbados is #12 Pine Commercial, The Pine, St. Michael, Barbados, BB11103;

8. Wentworth Insurance Company Ltd ("Wentworth"), a corporation incorporated under the laws of Barbados, is a wholly owned subsidiary of Fairfax. The principal business of Wentworth is reinsurance. The principal business and principal office address of Wentworth is #12 Pine Commercial, The Pine, St. Michael, Barbados, BB11103;

9. Fairfax (US) Inc. ("Fairfax US"), a corporation incorporated under the laws of Delaware, is a wholly owned subsidiary of Fairfax. Fairfax US is a holding company. The principal business and principal office address of Fairfax US is 401 East Corporate Drive, Suite 200, Lewisville, Texas, USA 75057;

10. Resolution Group Reinsurance (Barbados) Limited ("Resolution"), a corporation incorporated under the laws of Barbados, is a wholly owned subsidiary of Fairfax. The principal business of Resolution is reinsurance. The principal business and principal office address of Resolution is #12 Pine Commercial, The Pine, St. Michael, Barbados, BB11103;

11. Odyssey Group Holdings, Inc. ("Odyssey Group"), a corporation incorporated under the laws of Delaware, is a subsidiary of Fairfax. Odyssey Group is a holding company. The principal business and principal office address of Odyssey Group is 300 First Stamford Place, Stamford, Connecticut, USA, 06902;

12. Odyssey Reinsurance Company ("Odyssey Reinsurance"), a corporation incorporated under the laws of Connecticut, is a subsidiary of Fairfax. The principal business of Odyssey Reinsurance is reinsurance. The principal business and principal office address of Odyssey Reinsurance is 300 First Stamford Place, Stamford, Connecticut, USA, 06902;

13. Crum & Forster Holdings Corp. ("Crum & Forster"), a corporation incorporated under the laws of Delaware, is a wholly owned subsidiary of Fairfax. Crum & Forster is a holding company. The principal business and principal office address of Crum & Forster is 1209 Orange Street, Wilmington, Delaware, USA, 19801;

14. United States Fire Insurance Company ("US Fire"), a corporation incorporated under the laws of Delaware, is a wholly owned subsidiary of Fairfax. The principal business of US Fire is insurance. The principal business and principal office address of US Fire is 1209 Orange Street, Wilmington, Delaware, USA, 19801;

15. The North River Insurance Company ("North River"), a corporation incorporated under the laws of New Jersey, is a wholly owned subsidiary of Fairfax. The principal business of North River is insurance. The principal business and principal office address of North River is 305 Madison Avenue, Morristown, New Jersey, USA, 07960.

16. TIG Insurance Company ("TIG"), a corporation incorporated under the laws of California, is a wholly owned subsidiary of Fairfax. The principal business of TIG is run-off property and casualty insurance. The principal business and principal office address of TIG is 250 Commercial Street, Suite 5000, Manchester, New Hampshire, USA, 03101.

17. Northbridge Financial Corporation ("Northbridge Financial"), a corporation incorporated under the laws of Canada, is a wholly owned subsidiary of Fairfax. Northbridge Financial is a holding company. The principal business and principal office address of Northbridge Financial is 105 Adelaide Street West, 7th Floor, Toronto, Ontario, Canada, M5H 1P9;

18. Zenith National Insurance Corp. ("ZNIC"), a corporation incorporated under the laws of Delaware, is a wholly owned subsidiary of Fairfax. The principal business and principal office address of ZNIC is 21255 Califa Street, Woodland Hills, California, USA, 91367-5021;

19. Zenith Insurance Company ("Zenith"), a corporation incorporated under the laws of California, is a wholly owned subsidiary of Fairfax. The principal business of Zenith is property and casualty insurance. The principal business and principal office address of Zenith is 21255 Califa Street, Woodland Hills, California, 91367-5021, USA;

20. 1102952 B.C. Unlimited Liability Company ("1102952"), a corporation incorporated under the laws of British Columbia, is a wholly owned subsidiary of Fairfax. 1102952 is a holding company. The principal business and principal office address of 1102952 is 1600 - 925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2;

21. Allied World Assurance Company Holdings, Ltd ("Allied Holdings Bermuda"), a corporation incorporated under the laws of Bermuda, is a subsidiary of Fairfax. Allied Holdings Bermuda is a holding company. The principal business and principal office address of Allied Holdings Bermuda is 27 Richmond Road, Pembroke, Bermuda, HM 08;

22. Allied World Assurance Company Holdings I, Ltd ("Allied Holdings I Ltd"), a corporation incorporated under the laws of Bermuda, is a subsidiary of Fairfax. Allied Holdings I Ltd is a holding company. The principal business and principal office address of Allied Holdings I Ltd is 27 Richmond Road, Pembroke, Bermuda, HM 08;

23. Allied World Assurance Company, Ltd ("Allied Assurance"), a corporation incorporated under the laws of Bermuda, is a subsidiary of Fairfax. The principal business of Allied Assurance is insurance. The principal business and principal office address of Allied Assurance is 27 Richmond Road, Pembroke, Bermuda, HM 08;

24. Allied World Assurance Holdings (Ireland) Ltd ("Allied Ireland"), a corporation incorporated under the laws of Bermuda, is a subsidiary of Fairfax. Allied Ireland is a holding company. The principal business and principal office address of Allied Ireland is 27 Richmond Road, Pembroke, Bermuda, HM 08;

25. Allied World Assurance Company (Europe) dac ("Allied Europe"), a corporation incorporated under the laws of Ireland, is a subsidiary of Fairfax. The principal business of Allied Europe is insurance. The principal business and principal office address of Allied Europe is 3rd Floor, George's Quay Plaza, George's Quay, Dublin 2, Ireland;

26. Allied World Assurance Holdings (U.S.) Inc. ("AWAH U.S."), a corporation incorporated under the laws of Delaware, is a subsidiary of Fairfax. AWAH U.S. is a holding company. The principal business and principal office address of AWAH U.S. is Corporation Trust Company, 1209 Orange Street, Corporate Trust Center, Wilmington, County of New Castle, Delaware, 19801, USA;

27. Allied World Insurance Company ("Allied Insurance"), a corporation incorporated under the laws of New Hampshire, is a subsidiary of Fairfax. The principal business of Allied Insurance is insurance. The principal business and principal office address of Allied Insurance is 10 Ferry Street, Suite 313, Concord, New Hampshire, 03301, USA;

28. AW Underwriters Inc. ("AW"), a corporation incorporated under the laws of Delaware, is a subsidiary of Fairfax. The principal business of AW is as an insurance agency. The principal business and principal office address of AW is Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, USA;

29. Allied World Specialty Insurance Company ("Allied Specialty"), a corporation incorporated under the laws of Delaware, is a subsidiary of Fairfax. The principal business of Allied Specialty is insurance. The principal business and principal office address of Allied Specialty is Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, USA;

30. Allied World Surplus Lines Insurance Company ("Allied Surplus"), a corporation incorporated under the laws of Arkansas, is a subsidiary of Fairfax. The principal business of Allied Surplus is insurance. The principal business and principal office address of Allied Surplus is 425 West Capitol Avenue, Suite 1800, Little Rock, Arkansas, 72201-3525, USA;

31. Allied World Assurance Company (U.S.) Inc. ("Allied U.S."), a corporation incorporated under the laws of Delaware, is a subsidiary of Fairfax. The principal business of Allied U.S. is insurance. The principal business and principal office address of Allied U.S. is Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, USA;

32. CRC Reinsurance Limited ("CRC"), a corporation incorporated under the laws of Barbados, is a wholly owned subsidiary of Fairfax. The principal business of CRC is reinsurance. The principal business and principal office address of CRC is #12 Pine Commercial, The Pine, St. Michael, Barbados, BB11103;

33. Newline Holdings UK Limited ("Newline UK"), a corporation incorporated under the laws of England and Wales, is a subsidiary of Fairfax. Newline UK is a holding company. The principal business and principal office address of Newline UK is 1 Fen Court, London, England, EC3M 5BN;

34. Newline Corporate Name Limited ("Newline"), a corporation incorporated under the laws of England and Wales, is a subsidiary of Fairfax. Newline is a corporate member of Lloyd's (and the sole capital provider to Newline Syndicate 1218 at Lloyd's). The principal business and principal office address of Newline is 1 Fen Court, London, England, EC3M 5BN;

35. Fairfax UK Holdings Limited ("Fairfax UK"), a corporation incorporated under the laws of England and Wales, is a wholly owned subsidiary of Fairfax. Fairfax UK is a holding company. The principal business and principal office address of Fairfax UK is The Leadenhall Building, 122 Leadenhall Street, London, United Kingdom, EC3V 4AB;

36. Brit Group Holdings Limited ("Brit Group Holdings"), a corporation incorporated under the laws of England and Wales, is a wholly owned subsidiary of Fairfax. Brit Group Holdings is a holding company. The principal business and principal office address of Brit Group Holdings is The Leadenhall Building, 122 Leadenhall Street, London, United Kingdom, EC3V 4AB;

37. Brit Insurance Holdings Limited ("Brit Holdings"), a corporation incorporated under the laws of England and Wales, is a wholly owned subsidiary of Fairfax. Brit Holdings is a holding company. The principal business and principal office address of Brit Holdings is The Leadenhall Building, 122 Leadenhall Street, London, United Kingdom, EC3V 4AB;

38. Brit Syndicates Limited ("Brit Syndicates"), a corporation incorporated under the laws of England and Wales, is a wholly owned subsidiary of Fairfax. The principal business of Brit Syndicates is a Lloyd's managing agency. The principal business and principal office address of Brit Syndicates is The Leadenhall Building, 122 Leadenhall Street, London, United Kingdom, EC3V 4AB; and

39. Brit Reinsurance (Bermuda) Limited ("Brit Reinsurance"), a corporation incorporated under the laws of Bermuda, is a wholly owned subsidiary of Fairfax. The principal business of Brit Reinsurance is insurance and reinsurance. The registered office address of Brit Reinsurance is Clarendon House, 2 Church Street, Hamilton, Bermuda, HM 11. The principal office address of Brit Reinsurance is Ground Floor, Chesney House, The Waterfront, 96 Pitts Bay Road Hamilton, Pembroke, HM08 Bermuda.

Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by any of the Reporting Persons that it is the beneficial owner of Shares referred to herein for purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the Reporting Persons is set forth in Exhibit 99.26 hereto, and such Exhibit is incorporated herein by reference.

Pursuant to Rule 13d-1(k) under the Exchange Act, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of Shares.

During the last five years, none of the Reporting Persons, and, to the best of each such Reporting Person's knowledge, none of the executive officers or directors of such Reporting Person have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."
Residence or business address: Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by any of the Reporting Persons that it is the beneficial owner of Shares referred to herein for purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
Present principal occupation or employment:
The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the Reporting Persons is set forth in Exhibit 99.26 hereto, and such Exhibit is incorporated herein by reference.

Pursuant to Rule 13d-1(k) under the Exchange Act, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of Shares.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, and, to the best of each such Reporting Person's knowledge, none of the executive officers or directors of such Reporting Person have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 4 of the Existing Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

"Merger Agreement

On February 16, 2026, Kennedy-Wilson entered into an Agreement and Plan of Merger (the "Merger Agreement") with Kona Bidco, LLC, a Delaware limited liability company ("Parent"), and Kona Merger Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), pursuant to which, among other things, and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into Kennedy-Wilson (the "Merger" and, together with the other transactions contemplated by the Merger Agreement, collectively, the "Transactions"), and the separate corporate existence of Merger Sub will thereupon cease and Kennedy-Wilson will continue as the surviving corporation (the "Surviving Corporation"), collectively owned, directly or indirectly, by Parent and certain Rollover Stockholders (as defined below). At the effective time of the Merger (the "Effective Time"), Parent will be, directly or indirectly, owned by the Consortium.

At the Effective Time, each Share outstanding immediately prior to the Effective Time (other than (i) each Share (a) held in the treasury of Kennedy-Wilson or owned by any wholly owned subsidiary of Kennedy-Wilson or (b) held, directly or indirectly, by Parent or Merger Sub or any of their wholly owned subsidiaries, which shall automatically be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto; (ii) each Rollover Share (as defined below); and (iii) Shares owned by stockholders of Kennedy-Wilson who have validly demanded and not withdrawn appraisal rights in accordance with Section 262 of the General Corporation Law of the State of Delaware) shall cease to exist and shall be converted automatically into the right to receive $10.90 in cash per share, without interest (the "Merger Consideration").

In addition, at the Effective Time, each share of Series A Preferred Stock outstanding immediately prior to the Effective Time will be redeemed by Kennedy-Wilson. At the Effective Time, shares of Series B Preferred Stock and Series C Preferred Stock (together with the Series B Preferred Stock, the "Preferred Stock") outstanding immediately prior to the Effective Time shall remain outstanding and shall represent shares of Series B Preferred Stock or Series C Preferred Stock, as applicable, of the Surviving Corporation, unless Parent and the holders thereof elect to (A) transfer and contribute any such shares of Series B Preferred Stock or Series C Preferred Stock to the Company as a contribution to the capital of the Company (and without the issuance of any additional shares of capital stock of the Company) or (B) cancel any such shares of Series B Preferred Stock or Series C Preferred Stock, in each case for no consideration prior to the closing of the Merger. At the Effective Time, each warrant issued in connection with the Series B Preferred Stock (collectively, the "Series B Warrants") and issued in connection with the Series C Preferred Stock (collectively, the "Series C Warrants" and, together with the Series B Warrants, the "Warrants"), outstanding immediately prior to the Effective Time shall remain outstanding, unless Parent and the holders thereof elect to cancel any such Warrant for no consideration prior to the closing of the Merger.

Each of Kennedy-Wilson, Parent and Merger Sub has made customary representations, warranties and covenants in the Merger Agreement, including relating to (i) the conduct of Kennedy-Wilson's business during the interim period, (ii) the efforts of each party to cause the Transactions to be completed and (iii) the preparation and filing of the proxy statement and a transaction statement on Schedule 13E-3 with the SEC in connection with the Transactions.

Completion of the Merger is subject to certain closing conditions, including (i)(a) the approval of a majority of the outstanding voting power of (w) the Shares, (x) the Series A Preferred Stock (on an as-converted basis), (y) the Series B Preferred Stock (based on the number of Series B Warrants outstanding and in accordance with the certificate of designations) and (z) the Series C Preferred Stock (based on the number of Series C Warrants outstanding and in accordance with the certificate of designations), in each case entitled to vote on the proposal to adopt the Merger Agreement, voting as a single class, and (b) the approval by a majority of the votes cast by equityholders of Kennedy-Wilson entitled to vote on the proposal to adopt the Merger Agreement other than the Voting and Support Parties (as defined below) and their affiliates, voting as a single class (clauses (a) and (b), together, the "Company Stockholder Approvals"); (ii) the absence of any law that enjoins, restrains or otherwise prohibits or makes illegal the consummation of the Merger; (iii) the failure to obtain any required regulatory approvals for the proposed transaction, including the termination or expiration of any required waiting periods; (iv) the accuracy of the other party's representations and warranties (subject to customary materiality qualifiers); and (v) the other party's compliance in all material respects with its pre-closing covenants and agreements. Additionally, Parent's and Merger Sub's obligation to complete the Merger is subject to the condition that no Material Adverse Effect (as defined in the Merger Agreement) has occurred since the date of the Merger Agreement that is continuing as of the Effective Time. The completion of the Merger is not subject to any financing condition.

Voting and Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, Kennedy-Wilson entered into Voting and Support Agreements (collectively, the "Voting and Support Agreements") with each Rollover Stockholder (as defined below) and each holder of the Series B Preferred Stock, the Series C Preferred Stock and the Warrants (collectively, the "Voting and Support Parties") and, as applicable, Hamblin Watsa Investment Counsel Ltd., a corporation organized under the laws of Canada ("HWIC").

Until the earliest of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time and (iii) the mutual written consent of the parties thereto (in the case of Kennedy-Wilson, acting at the direction of the Special Committee), the Voting and Support Parties agree to vote all Shares and other equity securities of Kennedy-Wilson beneficially owned by the Voting and Support Parties, including any acquired after signing of the Merger Agreement ("Covered Shares"), in favor of adopting and approving the Merger Agreement and the Transactions. Prior to the termination of the Voting and Support Agreements, the Voting and Support Parties will not transfer the Covered Shares, subject to limited permitted exempt transfers pursuant to the Voting and Support Agreements.

Rollover Agreements

Concurrently with the execution and delivery of the Merger Agreement, Parent, certain Voting and Support Parties (collectively, the "Rollover Stockholders") and, as applicable, Management Holdco and HWIC, entered into Rollover Agreements (the "Rollover Agreements"). Pursuant to the Rollover Agreements, immediately prior to the Effective Time, each Rollover Stockholder has agreed to contribute Shares specified therein (the "Rollover Shares") to Parent or to Management Holdco, which will thereafter contribute such Rollover Shares to Parent.

Equity Commitment Letter

In connection with the Transactions, Fairfax provided an equity commitment letter pursuant to which it has, among other things, committed to provide Parent, on the terms and subject to the conditions set forth in the equity commitment letter, an aggregate equity commitment in the amount of $1,650,000,000 to (i) fund the payment of the aggregate Merger Consideration and certain other amounts required to be paid under the Merger Agreement (the "Equity Commitment"), or (ii) in the event Parent or Merger Sub is obligated to pay monetary damages to the Company in respect of a breach of the Merger Agreement by Parent or Merger Sub in accordance with the terms of the Merger Agreement, fund such damages and certain other amounts required to be funded under the equity commitment letter in an aggregate amount up to $400,000,000. The Equity Commitment, when funded in full in accordance with the equity commitment letter, will provide Parent and Merger Sub, prior to or concurrently with the Effective Time, an amount of cash that is sufficient to fund the payment of (i) the aggregate Merger Consideration, (ii) any other amounts required to be paid under Article III of the Merger Agreement (other than the Final Dividend (as defined in the Merger Agreement)) and (iii) the aggregate amount required to redeem or repurchase the Series A Preferred Stock.

Amendment to Joint Bidding Agreement

Concurrently with the execution and delivery of the Merger Agreement, the Consortium entered into a letter agreement (the "Letter Agreement") to amend the Joint Bidding Agreement with respect to the number of Rollover Shares that Management Holdco have agreed to contribute to Parent or to Management Holdco under the Rollover Agreements.

Other than as described in this Item 4, and except as otherwise disclosed herein or in agreements described in this Schedule 13D, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of the instructions to Item 4 of this Statement on Schedule 13D. However, as part of the ongoing evaluation of the transactions contemplated by the Merger Agreement and other agreements described herein, the Reporting Persons may at any time review or reconsider their respective positions with respect to Kennedy-Wilson and formulate plans or proposals with respect to any of such matters and, from time to time, may hold discussions with or make formal proposals to management or Kennedy-Wilson's board of directors, other stockholders of Kennedy-Wilson or other third parties regarding such matters. There can be no assurance that the possible courses of action expressed in this Item 4 will be consummated by the Reporting Persons.

The foregoing descriptions of the Merger Agreement, the Voting and Support Agreements, the Rollover Agreements, the Equity Commitment Letter and the Letter Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed herewith as Exhibits 99.31, 99.32, 99.33, 99.34, 99.35, 99.36 and 99.37 respectively, and are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Existing Schedule 13D is hereby amended and restated in its entirety to read as follows:

Based on the most recent information available, the aggregate number and percentage of Shares (the securities identified by Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

The ownership percentage of Shares beneficially owned by each of the Reporting Persons was calculated based on 155,533,564 Shares deemed to be outstanding pursuant to Rule 13d-3, comprised of 137,904,394 Shares outstanding as of November 4, 2025, as reported by Kennedy-Wilson in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 filed with the SEC on November 7, 2025, and 17,629,170 Shares underlying warrants and beneficially owned by the Reporting Persons (and excluding 7,752,370 Shares underlying warrants that are not exercisable by the Reporting Persons pursuant to the limitation on their right to exercise).

As a result of the execution of the Joint Bidding Agreement, the Reporting Persons may be deemed to be members of a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) comprising the Consortium members. As a result, the group may be deemed to have acquired beneficial ownership of all Shares beneficially owned by each member of the "group". Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons than any of them is the beneficial owner of any of Shares beneficially owned by the other Consortium members, for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedule 13D filed by any other Consortium member.
Number of shares as to which each person has sole or shared power to vote or dispose: The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Exhibit 99.26 hereto, beneficially owns, or has acquired or disposed of, any Shares during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares held by the Reporting Persons other than each of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Existing Schedule 13D is hereby amended and supplemented by the addition of the following:

Item 4 references the Merger Agreement, the Voting and Support Agreements, the Rollover Agreements, the Equity Commitment Letter and the Letter Agreement, the descriptions of each of which are incorporated herein by reference. Copies of the Merger Agreement, the Voting and Support Agreements, the Rollover Agreements, the Equity Commitment Letter and the Letter Agreement are attached as 99.31, 99.32, 99.33, 99.34, 99.35, 99.36 and 99.37, respectively to this Schedule 13D, and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Existing Schedule 13D is hereby amended and supplemented by the addition of the following Exhibits:

Ex. 99.26: Directors and Officers of the Reporting Persons.

Ex. 99.27: Joint Filing Agreement by and among the Reporting Persons, dated as of
February 18, 2026.

Ex. 99.28: Power of Attorney, dated March 9, 2020 (incorporated by reference to Exhibit 8 to the Schedule 13D filed by certain of the Reporting Persons with the SEC on
March 9, 2020).

Ex. 99.29: Power of Attorney, dated April 27, 2021 (incorporated by reference to Exhibit 4 to the Schedule 13D filed by certain of the Reporting Persons with the SEC on
June 14, 2021).

Ex. 99.30: Power of Attorney, dated June 21, 2023 (incorporated by reference to Exhibit 99.18 to the Schedule 13D filed by certain of the Reporting Persons with the SEC on
November 15, 2023).

Ex. 99.31:* Agreement and Plan of Merger, dated February 16, 2026, by and among Parent, Merger
Sub and Kennedy-Wilson (incorporated by reference to Exhibit 2.1 to Kennedy-Wilson's
Current Report on Form 8-K, filed February 17, 2026).

Ex. 99.32:* Voting and Support Agreement, dated as of February 16, 2026, by and among
Kennedy-Wilson, certain of the Voting and Support Parties and HWIC (incorporated by reference to Exhibit 10.1 to Kennedy-Wilson's Current Report on Form 8-K, filed
February 17, 2026).

Ex. 99.33:* Voting and Support Agreement, dated as of February 16, 2026, by and among
Kennedy-Wilson and certain of the Voting and Support Parties (incorporated by reference to Exhibit 10.2 to Kennedy-Wilson's Current Report on Form 8-K, filed
February 17, 2026).

Ex. 99.34:* Rollover Agreement, dated as of February 16, 2026, by and among Parent, certain of the Reporting Persons and HWIC (incorporated by reference to Exhibit 10.3 to
Kennedy-Wilson's Current Report on Form 8-K, filed February 17, 2026).

Ex. 99.35:* Rollover Agreement, dated as of February 16, 2026, by and among Parent,
Management Holdco and certain of the Rollover Stockholders (incorporated by reference to Exhibit 10.4 to Kennedy-Wilson's Current Report on Form 8-K, filed
February 17, 2026).

Ex. 99.36: Equity Commitment Letter, dated February 16, 2026, by and among Parent, Merger
Sub and Fairfax.

Ex. 99.37:* Letter Agreement, dated as of February 16, 2026, by and among each of the entities set forth on Schedule 1 attached to the Joint Bidding Agreement and Management
Holdco (incorporated by reference to Exhibit 7 to the Schedule 13D filed by certain of the Rollover Stockholders with the SEC on February 17, 2026).

Ex. 99.38: Joint Press Release, dated February 17, 2026 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by Fairfax with the SEC on February 17, 2026).

* Certain schedules, exhibits and annexes (or similar attachments) have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company undertakes to furnish supplemental copies of any of the omitted attachments upon request by the SEC.

## Signatures
- V. PREM WATSA: /s/ V. Prem Watsa, V. Prem Watsa (02/18/2026)
- THE SECOND 810 HOLDCO LTD: /s/ V. Prem Watsa, V. Prem Watsa, Director (02/18/2026)
- THE SECOND 1109 HOLDCO LTD.: /s/ V. Prem Watsa, V. Prem Watsa, President (02/18/2026)
- THE SIXTY TWO INVESTMENT COMPANY LIMITED: /s/ V. Prem Watsa, V. Prem Watsa, President (02/18/2026)
- FAIRFAX FINANCIAL HOLDINGS LIMITED: /s/ Peter Clarke, Peter Clarke, President and Chief Operating Officer (02/18/2026)
- FFHL GROUP LTD.: /s/ V. Prem Watsa, V. Prem Watsa, President (02/18/2026)
- FAIRFAX (US) INC: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (02/18/2026)
- ODYSSEY GROUP HOLDINGS, INC.: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (02/18/2026)
- ODYSSEY REINSURANCE CO: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (02/18/2026)
- NEWLINE HOLDINGS UK LIMITED: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (02/18/2026)
- NEWLINE CORPORATE NAME LIMITED: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (02/18/2026)
- CRUM & FORSTER HOLDINGS CORP.: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (02/18/2026)
- UNITED STATES FIRE INSURANCE CO: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (02/18/2026)
- THE NORTH RIVER INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (02/18/2026)
- TIG INSURANCE CO: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (02/18/2026)
- RESOLUTION GROUP REINSURANCE (BARBADOS) LIMITED: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (02/18/2026)
- ZENITH NATIONAL INSURANCE CORP.: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (02/18/2026)
- ZENITH INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (02/18/2026)
- NORTHBRIDGE FINANCIAL CORPORATION: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (02/18/2026)
- FAIRFAX (BARBADOS) INTERNATIONAL CORP.: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (02/18/2026)
- WENTWORTH INSURANCE COMPANY LTD.: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (02/18/2026)
- FAIRFAX UK HOLDINGS LIMITED: /s/ Michael Wallace, Michael Wallace, Director (02/18/2026)
- BRIT GROUP HOLDINGS LIMITED: /s/ Gavin Wilkinson, Gavin Wilkinson, Group Chief Financial Officer (02/18/2026)
- BRIT INSURANCE HOLDINGS LIMITED: /s/ Gavin Wilkinson, Gavin Wilkinson, Group Chief Financial Officer (02/18/2026)
- BRIT SYNDICATES LIMITED: /s/ Gavin Wilkinson, Gavin Wilkinson, Group Chief Financial Officer (02/18/2026)
- BRIT REINSURANCE (BERMUDA) LIMITED: /s/ Gavin Wilkinson, Gavin Wilkinson, Group Chief Financial Officer (02/18/2026)
- 1102952 B.C. UNLIMITED LIABILITY COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (02/18/2026)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (02/18/2026)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS I, LTD: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (02/18/2026)
- ALLIED WORLD ASSURANCE COMPANY, LTD: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (02/18/2026)
- ALLIED WORLD ASSURANCE HOLDINGS (IRELAND) LTD: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (02/18/2026)
- ALLIED WORLD ASSURANCE HOLDINGS (U.S.) INC.: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (02/18/2026)
- ALLIED WORLD INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (02/18/2026)
- AW UNDERWRITERS INC.: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (02/18/2026)
- ALLIED WORLD SPECIALTY INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (02/18/2026)
- ALLIED WORLD SURPLUS LINES INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (02/18/2026)
- ALLIED WORLD ASSURANCE COMPANY (U.S.) INC.: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (02/18/2026)
- ALLIED WORLD ASSURANCE COMPANY (EUROPE) DAC: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (02/18/2026)
- CRC REINSURANCE LIMITED: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (02/18/2026)
Comment: Attorney-in-Fact signing pursuant to powers of attorney referenced in Exhibits 99.28, 99.29 and 99.30.